111 West Monroe Street
                                                         Chicago, IL 60603-4080

CHAPMAN AND CUTLER LLP                                   T 312.845.3000
----------------------------------------                 F 312.701.2361
Attorneys at Law - Focused on Finance(R)                 www.chapman.com




                                  July 16, 2014



Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


     Re:                     TSC UITS 7 (the "Fund")
                                 (CIK# 1613156)
                             -----------------------

Ladies/Gentlemen:

     Transmitted herewith on behalf of TSC Distributors, LLC, depositor and principal underwriter of the Fund, is a Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

     We currently anticipate that the registration statement for the Fund will not contain disclosures which would render it ineligible to become effective pursuant to Rule 487 under the Securities Act of 1933.

     No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under Investment Company Act File No. 811-22719 for TSC UITS are intended to be applicable to this series of the Fund.

     Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the 1934 Act.

     If you have any questions, please do not hesitate to contact Matthew T. Wirig at (312) 845-3432 or Scott R. Anderson at (312) 845-3834.

                           Very truly yours,

                           CHAPMAN AND CUTLER LLP


                           By     /s/ SCOTT R. ANDERSON
                             ----------------------------
                                   Scott R. Anderson

SRA/lew













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